SECURITIES AND EXCHANGE COMMISSION WASHINGTION, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
Commission File No. 000-26751
|X|   Form 10-K    |  |   Form 20-F    |  |   Form 11-K    |  |   Form 10-Q    |  |   Form N-SAR

For the period ended: December 31, 2001

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form N-SAR

For the transition period ended:

Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	CyPost Corporation 900 - 1281 West Georgia Street Vancouver, British Columbia V6E 3J7

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The Registrant is unable to file, without unreasonable effort and expense, its Annual Report on Form 10-KSB, because its principal Financial Officer is ill and has been unable to complete the financial statements.

      It is expected that the Registrant will be able to file its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001 within the time frame allowed in the Notification of Late Filing on Form 12b-25.

(Attach extra sheets if needed.)

Part IV-Other Information
   (1)    Name and telephone number of person to contact in regard to this notification:

Javan Khazali	604	904-4422 ext 229

(Name)	(Area Code)	(Telephone Number)

   (2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

   (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Shane Montalban Settlement

       On June 15, 2001 the Company filed a Summons and Complaint against Kelly Shane Montalban in the United States District Court for the Southern District of New York (CyPost Corp. v. Kelly Shane Montalban, Civ. 5447).
       The Complaint alleged that, between September 1999 and June 15, 2001 (the "Recovery Period"), numerous purchases and sales of the Company's common stock were made in violation of the short swing profit recovery provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended. "Section 16(b)").

       Section 16(b) imposes strict liability on corporate insiders, including principal stockholders, for engaging in short swing trading activities (a sale and purchase or purchase and sale occurring within any six (6) month period) without regard as to whether true profits were realized by the insider from such trading activities. During the Recovery Period, numerous purchases and sales of the Company's common stock were made in violation of Section 16(b). Although the Company did not believe that any of such purchases and sales were based on non-public information, the Company nonetheless required by the strict liability provisions of Section 16(b) to seek recovery. The Company ultimately determined that the amount of short swing profits realized within the Recovery Period was $2,498,449 (the "Recovery Amount"). Mr. Montalban cooperated fully with the Company's investigation and agreed to make payment in full of the Recovery Amount.

       Pursuant thereto, on September 20, 2001 the Company entered into a Settlement Agreement. Part of the Recovery Amount was delivered to the Company for cancellation on September 20, 2001, various promissory notes of the Company on which the Company owed an aggregate of $2,344,788 in principal and $44,450 in interest or a total of $2,389,238.

       The notes delivered for cancellation included a note which had been assigned to Mr. Montalban by the holder to satisfy an obligation of the holder, notes which had been purchased by Mr. Montalban from various individuals, and a note held by Pacific Gate Capital Corporation, a corporation owned by Mr. Montalban. The balance of the Recovery Amount was paid by the issuance to the Company of a five (5) year, 5% promissory note, dated September 20, 2001, in the principal amount of $109,211. In consideration of the execution of the Settlement Agreement and payment of the Recovery Amount, on October 9, 2001 the Company voluntarily dismissed its action.

CyPost Corporation
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 21, 2002	By:	/s/ Javan Khazali Javan Khazali Director, Corporate Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).